Exhibit 11


                  MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                         COMPUTATION OF EARNINGS PER SHARE
                   Primary and Fully Diluted Earnings Per Share
                For the Three Months Ended March 31, 1997 and 1996
                  (Amounts in thousands except per share amounts)


                                                             Three Months Ended
                                                                  March 31
                                                               1997       1996

Shares for computation of primary and fully diluted
  earnings per share:
    Weighted average number of shares outstanding            161,000    160,400

    Common stock equivalents:
      Shares issuable assuming conversion of debentures        4,200      4,200

      Stock options                                            1,100        800

        Total shares for primary and fully diluted
          earnings per share computation                     166,300    165,400

Net income, adjusted to basis of earnings per share:

    Net income                                               $83,500    $62,000

    Add back debenture interest, net                           1,500      1,500

                                                             $85,000    $63,500

Primary and fully diluted earnings per share                    $.51       $.38

Earnings per share as reported                                  $.52       $.39


    This calculation is submitted in accordance with Regulation S-K Item 601(b)(11), although not required by APB Opinion No. 15, inasmuch as dilution for either period was less than three percent.